Filed Pursuant to Rule 424(b)(3)

File No. 333-276707

ForeStructured Growth II Contract

ForeStructured Growth II Advisory Contract

Issued by

Forethought Life Insurance Company

Supplement dated November 6, 2024

to the

Prospectus dated August 12, 2024

Effective on or about November 18, 2024, the following updates are being made to the prospectus:

Under the “Appendix A: State Variations” section of the prospectus, the last sentence of the first paragraph is deleted and replaced with the following:

Currently, the Contract is not available in District of Columbia, Iowa, Missouri, Montana, New York, Oregon and Virginia.

Under the “Appendix A: State Variations” section of the prospectus, the below information is added to the table.

State	Feature/Benefit	Variation
Louisiana	Right to Examine

When you return the Contract during the Right to Examine Period, We will process your refund within two Valuation Days from the Valuation Day We receive your properly completed request to cancel in Good Order and pay you the Premium Payment less any withdrawal proceeds taken.

Maryland	Right to Examine

When you return the Contract during the Right to Examine Period, We will process your refund within two Valuation Days from the Valuation Day We receive your properly completed request to cancel in Good Order and pay you the Premium Payment less any withdrawal proceeds taken.

New Jersey	Market Value Adjustment	In general, the initial minimum non-forfeiture amount will equal 90.0% (as a percentage of Premium Payment allocated to the One-Year Fixed Strategy), accumulated daily at the applicable non-forfeiture rate (a positive percentage no lower than the minimum rate permitted by state law), less taxes and withdrawals, including advisory fee withdrawals.

Under the “Appendix B: Strategy Interim Value” section of the prospectus, the appendix is deleted in its entirety and replaced with the following:

APPENDIX B: STRATEGY INTERIM VALUE

We calculate the Strategy Interim Value on each Valuation Day other than the first and last day of the Strategy Term. We will apply the Strategy Interim Value if amounts are withdrawn or otherwise removed from an Indexed Strategy before the end of a Strategy Term, including for partial withdrawals (including withdrawals to pay advisory fees, systematic withdrawals and Required Minimum Distributions under the Contract), full surrender of your Contract, cancellation, annuitization, Death Benefit payments, Performance Lock, and deductions for Rider Charges. We also use the Strategy Interim Value to determine how much the Indexed Strategy Base is reduced following a Strategy Interim Value transaction.

The Strategy Interim Value reflects the current value of each Indexed Strategy, taking into account market data for referenced Index and the time elapsed in the Strategy Term. It estimates the value of option contracts We may purchase that replicate Our obligation to calculate the Index Credit at the end of a Strategy Term and to assure We can meet Our payment obligations under the Indexed Strategy.

The Strategy Interim Value may be less than the beginning Strategy Contract Value even when the term-to-date Index performance is positive. This is due to, among other factors, external market inputs for volatilities, interest rates and dividends used in the valuation. The Strategy Interim Value is generally expected to be less than the term-to-date Index performance on any Valuation Day, reflecting the possibility, among other factors, that if the Contract Value remained invested in the Indexed Strategy, the Index Return may be lower or negative at the end of the Strategy Term. The Strategy Interim Value reflects the amortization of the beginning Strategy Interim Value which represents the estimated cost of entering into the hypothetical derivatives at the beginning of the Strategy Term for each strategy. As a result, the estimated cost of entering and exiting the hypothetical derivatives results in a lower Strategy Interim Value.

On each Valuation Day that We calculate Strategy Interim Value, Strategy Interim Value will be equal to the sum of: (i) the Derivative Asset Proxy and (ii) the Fixed Income Asset Proxy, where:

●	The Derivative Asset Proxy reflects Our valuation of a hypothetical portfolio of derivative instruments that replicates the derivative assets We hold to support an Indexed Strategy. For each Indexed Strategy, it is calculated each Valuation Day based on the Indexed Strategy Base and the Market Value of Options which, as described further below, is Our valuation of derivative instruments that We hold to support of Our payment obligations.

●	The Fixed Income Asset Proxy is a component of the Strategy Interim Value formula and is also used in the calculation of MVAs. It reflects Our valuation of a hypothetical portfolio of fixed income instruments that replicates the fixed income assets We hold to support an Indexed Strategy. For each Indexed Strategy, it is calculated each Valuation Day based on the Indexed Strategy Base, the Market Value of Options on the Starting Index Date, the number of days elapsed in the Strategy Term, and the Daily Fixed Income Asset Proxy Interest Rate, as described further below.

For example, assume you are halfway through the Contract Year and all of your premium is allocated to an Indexed Strategy. Furthermore, assume that you elect to take a full surrender before the end of the Strategy Term, at which time the Derivative Asset Proxy is $7,500 and the Fixed Income Asset Proxy is $97,500. The Strategy Interim Value is calculated as the sum of the Derivative Asset Proxy and Fixed Income Asset Proxy, so your Strategy Interim Value is $105,000. Upon the full surrender in this example, you may also be subject to Withdrawal Charges and an MVA.

We calculate the Derivative Asset Proxy and the Fixed Income Asset Proxy on each Valuation Day during the Strategy Term, not only the Valuation Days on which We calculate Strategy Interim Value, as the Derivative Asset Proxy and Fixed Income Asset Proxy values on any given Valuation Day are used for calculating potential MVAs and/or future Strategy Interim Values.

On the first day of the Strategy Term, the Strategy Contract Value is equal to Indexed Strategy Base. The Indexed Strategy Base on that day will be used to determine the initial Derivative Asset Proxy and Fixed Income Asset Proxy values for the Strategy Term, as follows:

The Derivative Asset Proxy on the first day of the Strategy Term is determined as [A x B], where

A = Indexed Strategy Base

B = Market Value of Options as of the Starting Index Date that We purchase to replicate Our obligations

The Fixed Income Asset Proxy on the first day of the Strategy Term is determined as [A x (1 –B)], where

A = Indexed Strategy Base

B = Market Value of Options as of the Starting Index Date that We purchase to replicate Our obligations

On each Valuation Day on which We calculate Strategy Interim Value, the Strategy Interim Value is equal to [(3) + (4)], where

(3) = Derivative Asset Proxy is determined as [A x D],

where A = Indexed Strategy Base

D = Market Value of Options as of the end of the preceding Valuation Day

(4) = Fixed Income Asset Proxy on any Valuation Day prior to the end of the Strategy Term. It is determined as [A * (1 – B) x (1 + FE)], where

A = Indexed Strategy Base

B = Market Value of Options as of the Starting Index Date that We purchase to replicate Our obligations

E = Number of calendar days elapsed in the Strategy Term

F = A rate of interest referred to as the Daily Fixed Income Asset Proxy Interest Rate. It is determined as , where

B = Market Value of Options as of the Starting Index Date that We purchase to replicate Our obligations

G= Number of calendar days in the Strategy Term

On the last Valuation Day of the Strategy Term, We calculate the Derivative Asset Proxy and Fixed Income Asset Proxy in the same manner as a Valuation Day on which We calculate Strategy Interim Value, as described above.

The Market Value of Options is Our valuation of derivative instruments that We hold to support Our payment obligations and is intended to reflect Our risk that the Index will suffer a loss at the end of the Strategy Term based on the current volatility of the Index, Index performance, the time remaining in the Strategy Term and changes in prevailing interest rates. The calculation may result in values that are higher or lower than the values obtained from using other methodologies and models. It may also be higher or lower than actual market prices of similar or identical derivatives. As a result, the Strategy Interim Value you receive may be higher or lower than what other methodologies and models would produce.

We determine the methodology used to value the options contracts, which methodology may result in values that may vary higher or lower from other valuation estimates or from the actual selling price of identical options contract. Such variances may differ from Indexed Strategy to Indexed Strategy and from day to day.

The Derivative Asset Proxy uses a market value methodology to value replicating the portfolio of options that support this product. For each strategy, methods for valuing derivatives are based on market consistent inputs, such as from third party vendors.

The Fixed Income Asset Proxy accrues at Daily Fixed Income Asset Proxy Interest Rate and represents Indexed Strategy Base adjusted by amortization of the value of Derivative Asset Proxy as of the Issue Date that We purchase to support Our payment obligations on the first day of the Strategy Term.

Example of Strategy Interim Value for any Indexed Strategies Other than Dual Directional Yield

Date	Index Value	Market Value of Options	Derivative Asset Proxy (1)	Fixed Income Asset Proxy (2)	Daily Fixed Income Asset Proxy Interest Rate	Indexed Strategy Base	Strategy Interim Value (3)
1/3/2025	1,000	5.00%
1/4/2025	1,005	5.20%	$5,000.00	$95,000.00	0.01405%	$100,000.00	$100,000.00
1/5/2025	1,010	5.50%	$5,200.00	$95,013.35		$100,000.00	$100,213.35
1/6/2025	1,015	5.75%	$5,500.00	$95,026.70		$100,000.00	$100,526.70
6/29/2025	1,020	4.55%		$97,378.95
6/30/2025	980	-1.00%	$4,550.00	$97,392.64		$100,000.00	$101,942.64
7/1/2025	1,080	8.40%	($1,000.00)	$97,406.33		$100,000.00	$96,406.33
7/2/2025	1,070	7.90%	$8,400.00	$97,420.02		$100,000.00	$105,820.02

(1)	The Derivative Asset Proxy is calculated as Market Value of Options multiplied by Indexed Strategy Base. The Derivative Asset Proxy used in the calculation of the Strategy Interim Value is based on the Market Value of Options at the end of the preceding Valuation Day. The Market Value of Options after Issue Date represents bid-side price if We would unwind the options in market.

At 6/30/2025, the Derivative Asset Proxy is calculated as 4.55% * $100,000 = $4,550

At 7/1/2025, the Derivative Asset Proxy is calculated as (1.00%) * $100,000 = ($1,000)

At 7/2/2025, the Derivative Asset Proxy is calculated as 8.40% * $100,000 = $8,400

(2)	The Fixed Income Asset Proxy is calculated as the Indexed Strategy Base multiplied one minus the Market Value of Options as of the Starting Index Date multiplied by sum of one and Daily Fixed Income Asset Proxy Interest Rate to the power of the number of calendar days elapsed in the Strategy Term. For this example, the Strategy Term begins on 1/4/2025, and is one year. The number of days in the Strategy Term is 365.

At 6/30/2025, the Fixed Income Asset Proxy is calculated as $100,000*(1-5%) * (1 + 0.01405%) ^ 177 = $97,392.64

At 7/1/2025, the Fixed Income Asset Proxy is calculated as $100,000 *(1-5%)* (1 + 0.01405%) ^ 178 = $97,406.33

At 7/2/2025, the Fixed Income Asset Proxy is calculated as $100,000 *(1-5%)* (1 + 0.01405%) ^ 179 = $97,420.02

(3)	The Strategy Interim Value is calculated as the Derivative Asset Proxy plus the Fixed Income Asset Proxy. The Derivative Asset Proxy used in the calculation of the Strategy Interim Value is based on the Market Value of Options at the end of the preceding Valuation Day. The Fixed Income Asset Proxy used in the calculation of the Strategy Interim Value is based on the number of calendar days elapsed in the Strategy Term.

At 6/30/2025, the Strategy Interim Value is calculated as $4,550 + $97,392.64 = $101,942.64

At 7/1/2025, the Strategy Interim Value is calculated as ($1,000) + $97,406.33 = $96,406.33

At 7/2/2025, the Strategy Interim Value is calculated as $8,400 + $97,420.02 = $105,820.02

The Strategy Interim Value on a particular Valuation Day is not the Strategy Interim Value that the Contract would transact at. You will not know the Strategy Interim Value the Contract will transact at when you notify Us to transact on the Contract. For example, if you submit a withdrawal request on 6/29/2025, the withdrawal will be processed on 7/1/2025 at a Strategy Interim Value of $96,406.33.

The Strategy Interim Value on 7/1/2025 will not be known at the time the withdrawal request was submitted.

The Strategy Interim Value is the current value of each Indexed Strategy on any day other than the Strategy Term start date and end date. Waiting until the end of the Strategy Term to transact may result in higher or lower Strategy Contract Values than those calculated under the Strategy Interim Value methodology. The table below compares the Strategy Interim Values illustrated above to Hypothetical Strategy Contract Values, which illustrate what the projected Strategy Contract Value would be on the Strategy Term end date, assuming that there are no changes in the Index Value and no removal of amounts from the Indexed Strategy for the remainder of the Strategy Term.

Date	Index Value	Strategy Interim Value	Cap (12%) & Buffer (10%)	Participation Rate (95%) & Buffer (10%)	Tier Participation (100% Tier One, 150% Tier Two, 10% Tier Level) & Buffer (10%)	Trigger (5%) & Buffer (10%)	Dual Directional Cap (30%) & Buffer (10%)	Dual Directional Trigger (5%) & Buffer (10%)	Dual Directional Trigger (15%) and Cap (60%) & Buffer (15%)
1/3/2025	1,000
1/4/2025	1,005	$100,000.00	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
1/5/2025	1,010	$100,213.35	$100,500	$100,475	$100,500	$105,000	$100,500	$105,000	$105,000
1/6/2025	1,015	$100,526.70	$101,000	$100,950	$101,000	$105,000	$101,000	$105,000	$105,000
6/29/2025	1,020
6/30/2025	980	$101,942.64	$102,000	$101,900	$102,000	$105,000	$102,000	$105,000	$105,000
7/1/2025	1,080	$96,406.33	$100,000	$100,000	$100,000	$100,000	$102,000	$105,000	$105,000
7/2/2025	1,070	$105,820.02	$108,000	$107,600	$108,000	$105,000	$108,000	$105,000	$105,000

Example of Strategy Interim Value for Dual Directional Yield

Date	Index Value	Market Value of Options	Derivative Asset Proxy (1)	Fixed Income Asset Proxy (2)	Daily Fixed Income Asset Proxy Interest Rate	Indexed Strategy Base	Strategy Interim Value (3)	Performance Credit (4)	Hypothetical Strategy Contract Values (5)
1/3/2025	1,000	26.00%
1/4/2025	1,005	25.00%	$ 26,000.00	$ 74,000.00	0.01374%	$100,000.00	$100,000.00		$100,000.00
1/5/2025	1,010	25.50%	$ 25,000.00	$ 74,010.17		$100,000.00	$99,010.17		$100,000.00
1/6/2025	1,015	26.25%	$ 25,500.00	$ 74,020.34		$100,000.00	$99,520.34		$100,000.00
4/2/2025	1,065	28.00%		$ 74,900.37
4/3/2025	1,065	26.00%	$ 28,000.00	$ 74,910.66		$100,000.00	$102,910.66		$100,000.00
4/4/2025	1,075	26.50%	$ 26,000.00	$ 74,920.96		$100,000.00	$100,920.96	$2,000	$100,000.00
4/5/2025	1,070	25.75%	$ 26,500.00	$ 74,931.25		$100,000.00	$101,431.25		$100,000.00
4/2/2026	730	1.00%		$ 78,753.29
4/3/2026	700	-3.00%	$ 1,000.00	$ 78,764.11		$100,000.00	$79,764.11		$93,000.00
4/4/2026	680	-5.50%	$ (3,000.00)	$ 78,774.94		$100,000.00	$75,774.94	$0	$90,000.00
4/5/2026	720	-0.50%	$ (5,500.00)	$ 78,785.76		$100,000.00	$73,285.76		$88,000.00

(1)	The Derivative Asset Proxy is calculated as Market Value of Options multiplied by Indexed Strategy Base.

The Derivative Asset Proxy used in the calculation of the Strategy Interim Value is based on the Market Value of Options as the end of the preceding Valuation Day. The Market Value of Options after Issue Date (1/4/2025 in this Example) represents bid-side price if We would unwind the options in market.

At 1/5/2025, the Derivative Asset Proxy is calculated as 25.00% * $100,000 = $25,000

At 1/6/2025, the Derivative Asset Proxy is calculated as 25.50% * $100,000 = $25,500

At 4/3/2025, the Derivative Asset Proxy is calculated as 28.00% * $100,000 = $28,000

At 4/4/2025, the Derivative Asset Proxy is calculated as 26.00% * $100,000 = $26,000

At 4/5/2025, the Derivative Asset Proxy is calculated as 26.50% * $100,000 = $26,500

At 4/3/2026, the Derivative Asset Proxy is calculated as 1.00% * $100,000 = $1,000

At 4/4/2026, the Derivative Asset Proxy is calculated as (3.00%) * $100,000 = ($3,000)

At 4/5/2026, the Derivative Asset Proxy is calculated as (5.50%) * $100,000 = ($5,500)

(2)  The Fixed Income Asset Proxy is calculated as the Indexed Strategy Base multiplied one minus the Market Value of Options as of the Starting Index Date multiplied by sum of one and Daily Fixed Income Asset Proxy Interest Rate to the power of the number of calendar days elapsed in the Strategy Term. For this example, the Strategy Term begins on 1/4/2025, and is six years. The number of days in the Strategy Term is 2,191.

At 1/5/2025, the Fixed Income Asset Proxy is calculated as $100,000*(1-26%) * (1 + 0.01374%) ^ 1 = $74,010.17

At 1/6/2025, the Fixed Income Asset Proxy is calculated as $100,000*(1-26%) * (1 + 0.01374%) ^ 2 = $74,020.34

At 4/3/2025, the Fixed Income Asset Proxy is calculated as $100,000*(1-26%) * (1 + 0.01374%) ^ 89 = $74,910.66

At 4/4/2025, the Fixed Income Asset Proxy is calculated as $100,000*(1-26%) * (1 + 0.01374%) ^ 90 = $74,920.96

At 4/5/2025, the Fixed Income Asset Proxy is calculated as $$100,000*(1-26%) * (1 + 0.01374%) ^ 91 = $74,931.25

At 4/3/2026, the Fixed Income Asset Proxy is calculated as $$100,000*(1-26%) * (1 + 0.01374%) ^ 454 = $78,764.11

At 4/4/2026, the Fixed Income Asset Proxy is calculated as $$100,000*(1-26%) * (1 + 0.01374%) ^ 455 = $78,774.94

At 4/5/2026, the Fixed Income Asset Proxy is calculated as $$100,000*(1-26%) * (1 + 0.01374%) ^ 456 = $78,785.76

(3)  The Strategy Interim Value is calculated as the Derivative Asset Proxy plus the Fixed Income Asset Proxy. The Derivative Asset Proxy used in the calculation of the Strategy Interim Value is based on the Market Value of Options as the end of the preceding Valuation Day. The Fixed Income Asset Proxy used in the calculation of the Strategy Interim Value is based on the number of calendar days elapsed in the Strategy Term.

At 1/5/2025, the Strategy Interim Value is calculated as $25,000 + $74,010.17 = $99,010.17

At 1/6/2025, the Strategy Interim Value is calculated as $25,500 + $74,020.34 = $99,520.34

At 4/3/2025, the Strategy Interim Value is calculated as $28,000 + $74,910.66 = $102,910.66

At 4/4/2025, the Strategy Interim Value is calculated as $26,000 + $74,920.96 = $100,920.96

At 4/5/2025, the Strategy Interim Value is calculated as $26,500 + $74,931.25 = $101,431.25

At 4/3/2026, the Strategy Interim Value is calculated as $1,000 + $78,764.11 = $79,764.11

At 4/4/2026, the Strategy Interim Value is calculated as ($3,000) + $78,774.94 = $75,774.94

At 4/5/2026, the Strategy Interim Value is calculated as ($5,500) + $78,785.76 = $73,285.76

(4)	A Performance Credit is calculated as the Performance Credit Rate multiplied by Indexed Strategy Base

At the 4/4/2025 Quarterly Anniversary, the Index Value on the Index Observation Date for that Quarterly Anniversary is 1,065. The Index Percentage Base is calculated as Index Value as of the Index Observation Date (1065) divided by the Index Value as of the Starting Index Date (1000):1065/1000=106.5% which is higher than Performance Trigger (80%). The Performance Credit Rates are calculated as 2%, equal to the Performance Yield (8%) divided by 4. The Performance Credit is calculated as the Performance Credit Rate multiplied by the Indexed Strategy Base, 2%* $100,000 = $2,000.

At the 4/4/2026 Quarterly Anniversary, the Index Value on the Index Observation Date for that Quarterly Anniversary is 700. The Index Percentage Base is 700/1000=70% which is less than Performance Trigger (80%). The Performance Credit Rates are calculated as 0%. The Performance Credit is calculated as the Performance Credit Rate multiplied by the Indexed Strategy Base, 0%* $100,000 = $0.

(5)     The Hypothetical Strategy Contract Value illustrates what the projected Strategy Contract Value would be on the Strategy Term end date, assuming no changes in the Index Value and no removal of amounts from the Indexed Strategy for the remainder of the Strategy Term. If the term-to-date Index performance is negative and exceeds the buffer protection, the Hypothetical Strategy Contract Value is equal to [one plus (term-to-date Index performance plus Buffer Percentage)] multiplied by the Indexed Strategy Base, where the term-to-date Index performance is calculated as the (Index Value as of the preceding Valuation Day divided by the Index Value as of the Starting Index Date minus one). Else, the Hypothetical Strategy Contract Value is equal to the Indexed Strategy Base. This Hypothetical Strategy Contract Value does not include any potential Performance Credits that may additionally be credited in future quarters and transferred to the Performance Credit Account.

At 4/5/2025, the Hypothetical Strategy Contract Value, assuming the Index Value remains unchanged from the 4/4/2025 close, is equal to the Indexed Strategy Base of $100,000 because the term-to-date index performance is calculated as (1,075/1,000) – 1 = 7.5%.

At 4/5/2026, the Hypothetical Strategy Contract Value, assuming the Index Value remains unchanged from the 4/4/2026 close, is calculated as [1 + ((680/1,000-1) + 20%)] * $100,000 = $88,000.

Example of Strategy Interim Value with Partial Withdrawal

Date	Market Value of Options	Derivative Asset Proxy prior to withdrawal (4)	Fixed Income Asset Proxy prior to withdrawal (5)	Indexed Strategy Base prior to withdrawal	Strategy Interim Value prior to withdrawal (1) (6)	Gross Withdrawal from Strategy Interim Value	Indexed Strategy Base after withdrawal (3)	Strategy Interim Value after withdrawal (2)
1/3/2025	5.00%
1/4/2025	5.20%	$5,000.00	$95,000.00	$100,000.00	$100,000.00		$100,000.00	$100,000.00
1/5/2025	5.50%	$5,200.00	$95,013.35	$100,000.00	$100,213.35		$100,000.00	$100,213.35
1/6/2025	5.75%	$5,500.00	$95,026.70	$100,000.00	$100,526.70		$100,000.00	$100,526.70
6/29/2025	4.55%		$97,378.95
6/30/2025	-1.00%	$4,550.00	$97,392.64	$100,000.00	$101,942.64		$100,000.00	$101,942.64
7/1/2025	8.40%	($1,000.00)	$97,406.33	$100,000.00	$96,406.33	$25,000.00	$74,068.09	$71,406.33
7/2/2025	7.90%	$6,221.72	$72,157.15	$74,068.09	$78,378.87		$74,068.09	$78,378.87

For this example, assume a $25,000 partial withdrawal was requested on 6/29/2025 prior to the end of the Valuation Day. The withdrawal would be processed 7/1/2025.

(1)	The Strategy Interim Value prior to withdrawal is calculated as the Derivative Asset Proxy prior to withdrawal plus the Fixed Income Asset Proxy prior to withdrawal.

At 7/1/2025, the Strategy Interim Value prior to withdrawal is calculated as ($1,000) + $97,406.33 = $96,406.33

(2)	The $25,000 partial withdrawal is reduced from the Strategy Interim Value.

At 7/1/2025, the Strategy Interim Value after the withdrawal is calculated as $96,406.33 - $25,000 = $71,406.33

(3)	The Indexed Strategy Base after withdrawal is reduced by the withdrawal in the same proportion that the Strategy Interim Value is reduced by the withdrawal.

At 7/1/2025, the residual factor after withdrawal is derived as [1 - (partial withdrawal) / (Strategy Interim Value prior to the withdrawal)] = (1 - ($25,000 / $96,406.33)] = 0.7406809

At 7/1/2025, the Indexed Strategy Base after the withdrawal is calculated as the Indexed Strategy Base prior to the withdrawal multiplied by this residual factor after withdrawal, $100,000 * 0.7406809 = $74,068.09

(4)	The Derivative Asset Proxy prior to withdrawal is calculated as the Market Value of Options as of the prior Valuation Day multiplied by the Indexed Strategy Base prior to withdrawal.

At 7/2/2025, the Derivative Asset Proxy prior to withdrawal is calculated as 8.4% * $74,068.09 = $6,221.72

(5)	On 7/2/2025, The Fixed Income Asset Proxy is calculated as Indexed Strategy Base multiplied one minus the Market Value of Options as of the Starting Index Date multiplied by sum of one plus Daily Fixed Income Asset Proxy Interest Rate raised to the power of the number of calendar days elapsed in the Strategy Term.

On 7/2/2025, the Fixed Income Asset Proxy is calculated as $74,068.09 * (1-5%) * (1 + 0.01405%)^179 = $72,157.15

(6)	The Strategy Interim Value calculated as the Derivative Asset Proxy plus the Fixed Income Asset Proxy.

At 7/2/2025, the Strategy Interim Value is calculated as $6,221.72 + $72,157.15 = $78,378.87

This Supplement Should Be Retained with the Prospectus for Future Reference.

FSGII-110624